August 19, 2008

VIA EDGAR AND BY FACSIMILE Ann Nguyen Parker, Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-4561	OUR FILE NUMBER 848668-002 WRITER’S DIRECT DIAL (202) 383-5149 WRITER’S E-MAIL ADDRESS rplesnarski@omm.com

Re:	Synutra International, Inc.
Preliminary Information Statement on Schedule 14C
Filed June 17, 2008
File No. 1-33397

Dear Ms. Parker:

On behalf of Synutra International, Inc. (the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided telephonically on August 4, 2008 (the “Comments”), regarding the Company’s above-referenced preliminary information statement filed on June 17, 2008, and revised on July 23, 2008, pursuant to Rule 14c-5 under the Securities Exchange Act of 1934 (the “Preliminary Information Statement”). For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment.

Schedule 14C filed June 17, 2008

Action One - Letter to Shareholders
Introduction, page 1

1.	Please update the dates on the Letter to Shareholders and the Introduction page.

Response:

The Company has amended the dates in the Preliminary Information Statement to reflect its expectation that a final version will be filed and delivered to shareholders at some point in August.

U.S. Securities and Exchange Commission, August 19, 2008 - Page 2

Action Two - Bylaw Amendments, page 11
Plurality voting, page 12

2.	Please explain how plurality voting will "reinforce the classified board provision.

Response:

The Company has amended the Preliminary Information Statement to include the following language discussing how plurality voting reinforces the classified board structure:

Plurality voting would reinforce the Board by ensuring that each class of directors is consistently filled with the same number of directors. For example, under a majority voting standard, if at an annual meeting, one or more director nominees were to receive less than a majority of “for” votes, such director nominees would not be elected to the Board and the even distribution of directors among staggered terms could be adversely effected.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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U.S. Securities and Exchange Commission, August 19, 2008 - Page 3

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (202) 383-5149 or (202) 383-5414 (facsimile) with any questions or comments regarding this letter.

Very truly yours,

/s/ Robert T. Plesnarski

Robert T. Plesnarski
of O’MELVENY & MYERS LLP

cc:	Carmen Moncada-Terry, Esq.
Securities and Exchange Commission

Weiguo Zhang, President and Chief Operating Officer
Synutra International, Inc.